EXHIBIT 3.2

FIRST AMENDMENT TO CERTIFICATE OF DESIGNATION OF
SERIES A INTERIM CONVERTIBLE PREFERRED STOCK OF
GENIUS PRODUCTS, INC.

The First Amendment to Certificate of Designation of Series A Interim Convertible Preferred Stock of Genius Products, Inc. (the “First Amendment”), dated as of February 12, 2009, is made by Genius Products, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”).

WHEREAS, the Company caused the Certificate of Designation of Series A Interim Convertible Preferred Stock of Genius Products, Inc. (the “Certificate of Designation”), which established and fixed the number of shares to be included in the series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series to be filed with the Delaware Secretary of State on January 14, 2009;

WHEREAS, the Board of Directors of the Company approved the First Amendment to the Certificate of Designation and found it to be in the best interests of the Company and its shareholders;

WHEREAS, this First Amendment to the Certificate of Designation has been authorized by holders of at least two-thirds (2/3) of the outstanding shares of the Series A Preferred Stock;

NOW, THEREFORE, the Company hereby amends the Certificate of Designation as follows:

1.           Section 4(a) is deleted and replaced in its entirety with:

4(a) Mandatory Conversion.  At the earliest time that the Company has a sufficient number of authorized and unreserved shares of Common Stock to permit the conversion of all (and not less than all) outstanding shares of Series A Preferred Stock into shares of Common Stock, each outstanding share of Series A Preferred Stock shall be mandatorily and automatically converted into 189.305464 shares of Common Stock (the “Conversion Rate”) immediately without any further action of the holders of the Series A Preferred Stock, subject to adjustment as set forth herein.

2.           Section 4(b) is deleted and replaced in its entirety with:

4(b) Surrender of Certificates.  Each holder of record will be given notice within ten (10) days after date of the mandatory conversion of all Series A Preferred Stock to surrender all certificates for shares of Series A Preferred Stock at the principal office of the Company in exchange for certificates representing Common Stock.  The notice will be sent by first class or registered mail, postage prepaid, to each record holder of Series A Preferred Stock at such holder’s address last shown on the records of the transfer agent for the Series A Preferred Stock (or the records of the Company, if it serves as its own transfer agent for such securities).  The Company shall, as soon as practicable thereafter, issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

EXHIBIT 3.2

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed by its Chief Executive Officer as of February 12, 2009.

By: /s/ Trevor Drinkwater Name: Trevor Drinkwater Title: Chief Executive Officer

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